

December 6, 2013

Via E-mail
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, 60325 Frankfurt am Main
Germany

> **Re:** **Deutsche Bank Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 15, 2013**
> **Form 6-K Filed October 29, 2013**
> **File No. 001-15242**

Dear Mr. Krause:

We have reviewed your filings and your response letter dated November 1, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

01 – Management Report

Results of Operations, page 14

Provision for Credit Losses, page 17

1. Refer to your response to prior comment 2. You state that in accordance with IAS 39, an uplift in the value of loans recorded at fair value on initial consolidation is reflected in interest income. Please clarify the following:

   - What you mean by "an uplift in the value," by stating whether this is a reference to a change in expected cash flows subsequent to acquisition.

- To the extent that it references a change in expected cash flows, clarify what types of loans experience such an increase in expected cash flows subsequent to acquisition, and specifically, whether you record an increase in expected cash flows subsequent to acquisition in interest income for loans that were deemed to *not* have an incurred loss at acquisition (e.g., *not* acquired at a deep discount as discussed in IAS 39.AG5).

- To the extent that you record an increase in interest income related to an increase in the expected cash flows of loans that were deemed to not have an incurred loss at acquisition, tell us what guidance you relied upon for your accounting, and address how you considered the definition of the effective interest method at IAS 39.9, which indicates that an entity shall not consider future credit losses when calculating the effective interest rate.

- Discuss how you calculate and accrete fair value discounts for loans acquired with an incurred loss at acquisition and without an incurred loss at acquisition, and specifically, address how you consider incurred credit losses, expected credit losses, and interest rate marks for each type of loan. To the extent you believe it would be useful to the analysis, provide a representative example of calculating the discount and accreting the discount for each type of loan.

- Finally, quantify the amount of loans acquired with an incurred loss at acquisition and those without an incurred loss at acquisition for each period presented.

01 – Significant Accounting Policies, page 250

Impairment of Loans and Provision for Off-Balance Sheet Positions, page 262

2. Refer to your response to prior comment 7. You calculate your loan loss allowance rates for the separately identified portfolios for delinquency periods of 30 days up to the date of charge-off, and your loan loss allowance rates are calculated based upon historical data, including the charge-off rate. Given that the charge-off rate appears to be a significant input into your allowance estimate, and the charge-off period is so lengthy, please clarify the following:

- Whether the charge-off rate is the rate, based on historical experience, at which each identified portfolio of loans by delinquency period is expected to charge-off.

- If the foregoing is true, identify the delinquency period to which you apply a charge-off rate that is very close to or at 100%.

- How you recalibrated your loan loss allowance rates when you changed your charge-off policy to extend charge-off timelines. Specifically, address the risks that it is taking more time (up to 840 days in some cases) to observe actual losses and recoveries through your charge-off rates now that your charge-off timeline is longer, and that your charge-off rates may not be reflective of the current credit environment on a timely basis. Discuss how you mitigate those risks in your loan loss allowance rates.

14 – Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets," page 309

3. Refer to your response to prior comment 11. Please revise your disclosure in future filings within Operating and Financial Review and Prospects or elsewhere by expanding your discussion of the underlying factors that contributed to the difference between the fair value and carrying value as of December 31, 2012, the significant amount of additional provisions and losses upon sale of the reclassified assets during the nine months ended September 30, 2013, and why you believe no further impairment is necessary by addressing the following:

   • The credit quality of your securitized assets classified as covered bonds, CDOs/CLOs, Student Loan ABS, and commercial mortgage ABS, as well as your loans classified as residential mortgages. As an example, the credit quality discussion could address subordination within a security or other credit enhancement available to your position or tranche of a security.

   • Quantify the amount of each of these securitized asset and loan classes where you have observed delinquencies in payments of principal or interest, increased probabilities that a borrower will enter bankruptcy or financial reorganization, or counterparties facing significant financial difficulties. Discuss how these factors have changed over time, including whether factors changed in 2013 such that you recorded significantly higher provisions on these reclassified assets during 2013 relative to 2012.

   • For the securitized asset and loan classes you have quantified in response to the preceding bullet point, tell us what evidence you have observed that supports the lack of impairment on these instruments as of December 31, 2012 and whether that changed during 2013.

Form 6-K filed October 29, 2013

Exhibit 99.1

Litigation, page 95

4. We note your disclosure that you currently estimate that as of September 30, 2013, the aggregate future loss of which the possibility is more than remote, but less than probable is approximately € 1.3 billion. We also note your disclosure on page 4 of your third quarter earnings presentation that is available on your website that you describe this same € 1.3 billion as reasonably possible losses above provisions, which are recognized

pursuant to accounting standards when the outflow of funds is determined to be more than remote (>10%) but less than probable (<50%) and an estimate of such outflow reliably can be made. Please respond to the following:

- Clarify whether this € 1.3 billion estimate represents only matters which are contingent liabilities, that is, those matters for which no provision has been recorded, or whether this amount also includes matters where a provision has been recorded, but there is an additional amount that is in excess of the amount accrued which is more than remote, but less than probable.

- To the extent that this € 1.3 billion estimate excludes any component related to matters for which you have recorded a provision, please include clarifying disclosure discussing this fact.

Mortgage Repurchase Demands, page 101

5. Refer to your response to prior comment 24 and your disclosure on page 101 of your interim report which shows a continued increase in outstanding repurchase requests and provisions related to repurchase demands as of September 30, 2013. Given the uncertainty and complexities related to estimating provisions for repurchase demands, please confirm that you will revise your disclosure in future filings to discuss your lack of information on loans sold as whole loans (roughly 45% of all loans sold/securitized), and for those securitized loans where you do have information, that you have not observed a direct correlation between delinquency status and demand activity as repurchase claims have been received on loans that are current, modified, and paid in full.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant